
September 15, 2010

CG Appleby
Executive Vice President and General Counsel
Booz Allen Hamilton Holding Corporation
8283 Greensboro Drive
McLean, Virginia 22102

> **Re: Booz Allen Hamilton Holding Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 31, 2010**
> **File No. 333-167645**

Dear Mr. Appleby:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Liquidity and Capital Resources, page 76

1.   We note your response to comment 8 in our letter dated August 19, 2010. Please explain why your transition to, and existence as, a public company will not affect your "internal culture."

Indebtedness, page 79

2.   We note that you are required to meet certain financial maintenance covenants at each quarter end. Please disclose your consolidated total leverage ratio and consolidated net interest coverage ratio as of the most recent balance sheet date.

Note 17. Stock-Based Compensation, page F-34

3.   We note your response to comment 15 in our letter dated August 19, 2010 and await a reconciliation of the fair value assigned to your common stock related to these issuances to your estimated offering price (or range) when available, including details of the significant factors contributing to the differences.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone at (202) 551-3429 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Matthew E. Kaplan
    Debevoise & Plimpton LLP
    Via facsimile: (212) 521-7334